UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AUSTRAL PACIFIC ENERGY LTD.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

052526100
(CUSIP Number)

31 December 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13(d)-1(b)

☐ Rule 13(d)-1(c)

☒ Rule 13(d)-1(d)

CUSIP No. 052526100

1	Name of Reporting Person: David John Bennett and Jennifer Margaret Lean IRS Identification Nos of above persons (entities only): N/A

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC USE ONLY

4	Citizenship or Place of Organisation: British & Australian (see Item 2 p3)

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power	821,768

	6.	Shared Voting Power	821,768

	7.	Sole Dispositive Power	821,768

	8.	Shared Dispositive Power	821,768

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 821,768

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 4.49%

12.	Type of Reporting Person IN

CUSIP No. 052526100

Item 1(a).	Name of Issuer:

Austral Pacific Energy Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

284 Karori Road
Karori, Wellington, New Zealand

Item 2(a)-(c).	Name, Principal Business Office, Citizenship of Persons Filing:

(1) David John Bennett ("Mr Bennett") 284 Karori Road Karori, Wellington, New Zealand Citizenship: British

(2) Jennifer Margaret Lean ("Ms Lean") 284 Karori Road Karori, Wellington, New Zealand Citizenship: Australian

Item 2(d).	Title of Class of Securities: Common shares without par value

Item 2(e).	CUSIP Number: 052526100

Item 3.	Not applicable

Item 4.	Ownership
The Information in items 5 to 11 on the cover page (p2) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by

(1) Mr Bennett as the joint registered owner, with Ms Lean and one other as co-trustees of a family trust (of whom Mr Bennett and Ms Lean are beneficiaries), of 96,168 common shares; as direct beneficial owner of 600,000 immediately exercisable share options; and by virtue of his status as spouse of Ms Lean, regarding Ms Lean’s interests;

(2) Ms Lean as the joint registered owner, with Mr Bennett and one other as co-trustees of a family trust (of whom Mr Bennett and Ms Lean are beneficiaries), of 96,168 common shares; as direct beneficial owner of 125,600 common shares; and by virtue of her status as spouse of Mr Bennett, regarding Mr Bennett’s interests.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry, and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement if true, complete and correct.

Date: 25 January 2005	David John Bennett, individually

By: "D J Bennett"
David John Bennett

Date: 25 January 2005	Jennifer Margaret Lean, individually

By: "JM Lean"
Jennifer Margaret Lean

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Austral Pacific Energy Ltd. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: 25 January 2005	David John Bennett, individually

By: "D J Bennett"
David John Bennett

Date: 25 January 2005	Jennifer Margaret Lean, individually

By: "JM Lean"
Jennifer Margaret Lean